UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. )*

CALAMOS CONVERTIBLE AND HIGH INCOME FUND
(Name of Issuer)

Series E Mandatory Redeemable Preferred Shares
(Title of Class of Securities)

12811P*67
(CUSIP Number)

May 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12811P*67	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
MetLife Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
740,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
740,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
740,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
50.7% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

(1)	This percentage is calculated based on 1,460,000 Series E Mandatory Redeemable Preferred Shares outstanding.

Page 3 of 5 pages
Item 1.	(a)	Name of Issuer:

Calamos Convertible and High Income Fund

(b)	Address of Issuer’s Principal Executive Offices:

2020 Calamos Court, Naperville, Illinois 60563-2787

Item 2.	(a)	Name of Persons Filing:

MetLife Investment Management, LLC (the “Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence :

One MetLife Way, Whippany, New Jersey 07981

(c)	Citizenship or Place of Organization:

Delaware

(d)	Title of Class of Securities:

Series E Mandatory Redeemable Preferred Shares

(e)	CUSIP Number:

12811P*67

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c),check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1) (ii)(J).
(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

Provide  the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned: 740,000

(b)	Percent of class: 50.7%*

* This percentage is calculated based on 1,460,000 Series E Mandatory Redeemable Preferred Shares outstanding.

(c)	Number of shares as to which the person has:

Page 4 of 5 pages
(i)	Sole power to vote or to direct the vote: 740,000

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition of: 740,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The Reporting Person manages these Series E Mandatory Redeemable Preferred Shares on behalf of Metropolitan Life Insurance Company.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 5 of 5 pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

METLIFE INVESTMENT MANAGEMENT, LLC

Date: June 10, 2022	By:	/s/ Israel Grafstein
	Name:	Israel Grafstein
	Title:	Chief Compliance Officer